August 31, 2012

VIA EDGAR SUBMISSION

Ms. Cecilia Blye, Chief

Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Anixter International Inc. Form 10-K for the fiscal year ended December 30, 2011 Filed February 27, 2012 File No. 1-10212

Dear Ms. Blye:

Anixter International Inc. (the “Company”) submits this letter in response to your letter dated August 23, 2012. For convenience, we have restated your comment in bold, followed by the Company’s response to your comment.

Form 10-K for the fiscal year ended December 30, 2011

Legal Proceedings, Page 8

1.	Please update us on your contacts with Syria, Sudan and Cuba since your letters to us of May 14, 2009 and June 8, 2009. As you know, Syria, Sudan and Cuba are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please tell us about any contacts with these countries since your 2009 letters, including descriptions of past, current and anticipated contacts through affiliates, subsidiaries, distributors, resellers or other direct or indirect arrangements. Describe any services or products you have provided to Syria, Sudan and Cuba and describe any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by these governments.

Ms. Cecilia Blye, Chief

August 31, 2012

Page Two

Management’s Response

The Company complies with all U.S. export control laws including the regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, the U.S. Commerce Department’s Bureau of Industry and Security and the U.S Department of State’s Directorate of Defense Trade Controls. As the Commission knows, these laws generally prohibit sales of products or services with greater than de minimis U.S. content or with U.S. person involvement to embargoed countries, such as Cuba, Syria and Sudan. These laws also provide some limited exceptions to the general prohibitions.

To implement compliance with these laws, the Company has an export control compliance program. Among other things, the Company’s program features (i) a global export compliance manual, (ii) global export compliance training in multiple languages, and (iii) restricted party screening software to automatically screen new customers, vendors, employees and ship-to addresses against the government’s restricted party lists.

The Company and its subsidiaries do not have any offices, assets, employees or operations in Syria, Sudan or Cuba. It is the Company’s global policy not to allow any direct or indirect sales or shipments known to be destined to the U.S. embargoed countries of Syria, Sudan or Cuba with the exception of the U.S. Government directed shipments described below. Infrequently, the Company’s locations worldwide will receive inquiries with respect to products or services with the ultimate end use or end user in Syria, Sudan or Cuba. In accordance with the Company’s global trade compliance policy and U.S. laws, the Company has declined to answer these inquiries.

The Company, in cooperation with Siemens Government Technologies (“SGT”), has coordinated the logistics for shipments of technical security equipment to U.S. embassies and other U.S. diplomatic facilities worldwide since 2006. These shipments were done on behalf of the U.S. Office of Facilities Security Engineering, Field Services Branch in the Bureau of Diplomatic Security and were primarily for the Engineering Services Officer or the Regional Security Officer. SGT was the U.S. Principal Party in Interest for the shipments but the Company arranged the transportation. The Company has coordinated several shipments to a U.S. embassy in a restricted country under an OFAC license exemption. In addition, at the direction of the Department of State to SGT, the Company shipped products on a number of occasions to a Department of State location in the U.S. We understand that a small amount of the products shipped were forwarded by the Department of State to a U.S. facility in a restricted country. The Company was not the exporter of record for these goods, and as such, was not involved in arranging or obtaining the authorization or exemption for the export.

Since the Company’s letters to the SEC dated May 14, 2009 and June 8, 2009 (the “2009 Letters”), to our knowledge, the Company has not provided any products or services to Syria, Sudan or Cuba, and has no agreements, commercial arrangement or other business contacts with the governments of the referenced countries or entities controlled by them, except noted above. In addition, since the 2009 Letters, to our knowledge, the Company has had no past, current or anticipated business contacts with Syria, Sudan or Cuba, whether directly or through affiliates, subsidiaries, distributors, resellers or other direct or indirect arrangements, except as noted above.

Ms. Cecilia Blye, Chief

August 31, 2012

Page Three

In response to your letter dated August 23, 2012, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please call me at 224-521-4281. You can also contact Justin Choi, the Company’s General Counsel,

at 847-834-6031.

Sincerely,

/s/ Theodore A. Dosch
Theodore A. Dosch Executive Vice President – Finance Chief Financial Officer

Cc:	Amanda Ravitz Assistant Director Division of Corporate Finance